   As filed with the Securities and Exchange Commission on September 24, 1997

                                                              File No. 333-
================================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-14

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ] Pre-Effective Amendment No.              [ ] Post-Effective Amendment No.
                       (Check appropriate box or boxes.)

                            MARKET STREET FUND, INC.
                Exact Name of Registrant as Specified in Charter

                              1050 Westlakes Drive
                             Berwyn, PA 19312-2419
                 Address and Telephone Number (with Area Code)
                         of Principal Executive Offices

                             Adam Scaramella, Esq.
                                   Secretary
                            Market Street Fund, Inc.
                              1050 Westlakes Drive
                             Berwyn, PA 19312-2419
                     Name and Address of Agent for Service

                            ------------------------

                         Copy of all communications to:

            Stephen E. Roth, Esq.                        D. Russell Morgan, Esq.
       Sutherland, Asbill & Brennan LLP                          Counsel
        1275 Pennsylvania Avenue, N.W.               National Life Insurance Company
         Washington, D.C. 20004-2404                     One National Life Drive
                                                           Montpelier, VT 05604

Approximate Date of Proposed Public Offering:
As soon as possible after effectiveness of this registration statement

The Registrant has filed a declaration registering an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended. Accordingly, no filing fee is required herewith. A Rule 24f-2 notice for the fiscal year ended December 31, 1997, will be filed on or before February 28, 1998.

It is proposed that this filing will become effective on October 24, 1997, pursuant to Rule 488 under the Securities Act of 1933.

================================================================================

                            MARKET STREET FUND, INC.
                       CONTENTS OF REGISTRATION STATEMENT

    This Registration Statement contains the following pages and documents:

                                  Facing Page
                                 Contents Page
                             Cross-Reference Sheet
                                     PART A
                           Letter to Contract Owners
                                Proxy Statement
                                  Prospectuses
                         Annual Reports to Shareholders
                      Semi-Annual Reports to Shareholders
                                 Form of Proxy
                                     PART B
                      Statements of Additional Information
                                     PART C
                               Other Information
                                   Signatures
                                    Exhibits

                             CROSS REFERENCE SHEET
            Pursuant To Rule 481(a) Under the Securities Act of 1933

                                                     LOCATION IN THE PROXY STATEMENT AND/OR
                  ITEM OF FORM N-14                          ACCOMPANYING PROSPECTUS
      -----------------------------------------     -------------------------------------------
  1.  Beginning of Registration Statement and       Cover Page; Cross Reference Sheet; Notice
      Outside Front Cover Page of Prospectus        of Special Meeting of Shareholders
  2.  Beginning and Outside Back Cover Page of      Table of Contents
      Prospectus
  3.  Synopsis Information and Risk Factors         Synopsis; Principal Risk Factors
  4.  Information About the Transaction             Synopsis; The Proposed Reorganization
  5.  Information About the Registrant              Synopsis; The Proposed Reorganization;
                                                    Prospectus dated May 1, 1997, for Market
                                                    Street Fund, Inc.
  6.  Information About the Company Being           Synopsis; The Proposed Reorganization;
      Acquired                                      Prospectus dated May 1, 1997, for Market
                                                    Street Fund, Inc.
  7.  Voting Information                            Notice of Special Meeting of
                                                    Shareholders; General Voting Information
  8.  Interest of Certain Persons and Experts       (Not Applicable)
  9.  Additional Information Required for           (Not Applicable)
      Reoffering by Persons Deemed to be
      Underwriters

             ITEM OF FORM N-14                      LOCATION IN THE STATEMENT OF ADDITIONAL
-----------------------------------------------       INFORMATION
                                                    -----------------------------------------

 10.  Cover Page                                    Cover Page
 11.  Table of Contents                             Table of Contents
 12.  Additional Information about the              Statement of Additional Information dated
      Registrant                                    May 1, 1997, for Market Street Fund, Inc.
 13.  Additional Information about the Company      Statement of Additional Information dated
      Being Acquired                                May 1, 1997, for Market Street Fund, Inc.
 14.  Financial Statements                          Statement of Additional Information dated
                                                    May 1, 1997, for Market Street Fund,
                                                    Inc.; Semi-Annual Report dated June 30,
                                                    1997, for Market Street Fund, Inc.;
                                                    Annual Report dated December 31, 1996,
                                                    for Market Street Fund, Inc.

PART C

     Information required to be included in Part C is set forth under the appropriate item, so numbered in Part C of this Registration Statement.

                                     PART A

                     INFORMATION REQUIRED IN THE PROSPECTUS

                        NATIONAL LIFE INSURANCE COMPANY
                            One National Life Drive
                              Montpelier, VT 05604

                                                               November   , 1997

Dear [Sentinel Advantage/VariTrak] Owner:

     National Life is pleased to announce an improvement planned for your [Sentinel Advantage/VariTrak] contract. Since this improvement must be voted on and approved by the contract owners who have invested in the Market Street Common Stock Fund, a proxy statement and voting instruction form are enclosed. It is very important that you sign and return the voting instruction form in the enclosed envelope.
     Market Street Fund, Inc. proposes to combine the Common Stock Portfolio and the Growth Portfolio of the Fund, with the Growth Portfolio becoming the surviving Portfolio as described in the accompanying proxy statement. Under the proposed plan, your contract values currently invested in the Common Stock Portfolio would be invested in the Growth Portfolio. These two portfolios are both managed by Sentinel Advisors Company, and have investment objectives and policies that are substantially the same. Each of these portfolios is currently managed in the same way as Sentinel Advisors Company's flagship mutual fund, the Sentinel Common Stock Fund. Because the Growth Portfolio is substantially larger than the Common Stock Portfolio in terms of total assets, its expense ratio is significantly lower than that of the Common Stock Portfolio.
     This proposed improvement is described in the enclosed proxy statement. Please read it carefully, then SIGN AND RETURN THE VOTING INSTRUCTION FORM. A postage paid envelope is enclosed for your convenience. YOUR VOTE IS IMPORTANT. Thank you.
                                          Sincerely,

                                          PATRICK E. WELCH
                                          CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                            MARKET STREET FUND, INC.
                              103 Bellevue Parkway
                           Wilmington, Delaware 19809

                             COMMON STOCK PORTFOLIO

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                               NOVEMBER   , 1997

TO OWNERS OF VARITRAK VARIABLE LIFE INSURANCE POLICIES AND SENTINEL ADVANTAGE VARIABLE ANNUITY CONTRACTS ISSUED BY NATIONAL LIFE INSURANCE COMPANY ("NLIC") ENTITLED TO GIVE VOTING INSTRUCTIONS IN CONNECTION WITH A SEPARATE ACCOUNT OF NLIC.

     Notice is hereby given that a Special Meeting of Shareholders (the "Meeting") of the Common Stock Portfolio of the Market Street Fund, Inc. (the "Fund") will be held on December 5, 1997 at 9:00 a.m. Eastern Time, at the offices of Providentmutual Life Insurance Company in the third floor Executive Conference Room, at 1050 Westlakes Drive, Berwyn, Pennsylvania 19312.

     The Meeting will be held for the following purposes:

     1. To approve or disapprove a Plan of Reorganization to combine the Common Stock Portfolio and the Growth Portfolio of the Fund, with the Growth Portfolio becoming the surviving Portfolio as described in the accompanying Proxy Statement; and

     2. To transact such other business as may properly come before the Meeting or any adjournment(s) thereof.

     NLIC and the separate accounts of NLIC supporting VariTrak variable life insurance policies and Sentinel Advantage variable annuity contracts issued by NLIC are the only shareholders of the Common Stock Portfolio. However, NLIC hereby solicits and agrees to vote the shares of the Common Stock Portfolio at the Meeting in accordance with timely instructions received from owners of VariTrak variable life insurance policies and Sentinel Advantage variable annuity contracts ("variable contracts") having contract values allocated to a separate account invested in such shares.

     As a variable contract owner of record at the close of business on October 10, 1997, you have the right to instruct NLIC as to the manner in which shares of the Common Stock Portfolio attributable to your variable contract should be voted. To assist you in giving your instructions, a Voting Instruction Form is enclosed that reflects the number of shares of the Common Stock Portfolio for which you are entitled to give voting instructions. In addition, a Proxy Statement for the Common Stock Portfolio is attached to this Notice and describes the matter to be voted upon at the Meeting or any adjournment(s) thereof.

    YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED VOTING INSTRUCTION FORM AND
          RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE PREPAID ENVELOPE.

                                          By Order of the Board of Directors

                                          Adam Scaramella
                                          Secretary
Berwyn, Pennsylvania
November   , 1997

                            MARKET STREET FUND, INC.
                              103 Bellevue Parkway
                           Wilmington, Delaware 19809

                               NOVEMBER   , 1997
--------------------------------------------------------------------------------
                                PROXY STATEMENT
--------------------------------------------------------------------------------

    This Proxy Statement is being furnished on behalf of the board of directors of Market Street Fund, Inc. (the "Fund") by National Life Insurance Company ("NLIC") to owners of VariTrak variable life insurance policies and Sentinel Advantage variable annuity contracts ("variable contracts") issued by NLIC and having contract values on the record date allocated to a separate account of NLIC invested in the class of shares of the Fund representing an interest in the Fund's Common Stock Portfolio ("Common Stock Portfolio shares").

    This Proxy Statement is being furnished in connection with the solicitation of voting instructions as to a proposed combination of the Common Stock Portfolio and the Growth Portfolio with the Growth Portfolio becoming the surviving Portfolio, as described herein, from owners of variable contracts for use at a Special Meeting of holders of Common Stock Portfolio shares (the "Meeting"). The Meeting is to be held on Friday, December 5, 1997, at 9:00 a.m., at the offices of Providentmutual Life Insurance Company in the third floor Executive Conference Room, 1050 Westlakes Drive, Berwyn, Pennsylvania for the purposes set forth below and in the accompanying Notice of Special Meeting. The approximate mailing date of this Statement and the Voting Instruction Form is
November   , 1997.

    At the Meeting, holders of Common Stock Portfolio shares will be asked:

    1. To approve or disapprove a Plan of Reorganization to combine the Common Stock Portfolio and the Growth Portfolio of the Fund, with the Growth Portfolio becoming the surviving Portfolio as described in the accompanying Proxy Statement; and

    2. To transact such other business as may properly come before the Meeting or any adjournment(s) thereof.

    NLIC and two of its separate accounts are the only holders of Common Stock Portfolio shares. However, NLIC has agreed to vote the Common Stock Portfolio shares at the meeting in accordance with the timely instructions received from owners ("owners") of variable contracts having contract value allocated to NLIC's separate accounts, National Variable Life Insurance Account and National Variable Annuity Account II (the "Accounts"), and invested in Common Stock Portfolio shares on the record date.

    The Fund is an open-end, diversified management investment company consisting of eight separate investment portfolios (each a "Portfolio"), each of which has a different investment objective. The proposed reorganization would result in the assets of the Common Stock Portfolio being consolidated with the assets of the Growth Portfolio and holders of Common Stock Portfolio shares exchanging such shares for shares of stock representing interests in the Fund's Growth Portfolio ("Growth Portfolio shares") in an amount equal in value to their Common Stock Portfolio shares on the date of the reorganization.

    This Proxy Statement, which should be retained for future reference, sets forth concisely the information about the proposed reorganization that an owner should know before voting to approve or disapprove the proposed reorganization. In addition, this Proxy Statement is accompanied by two prospectuses for the Fund (each dated May 1, 1997): one containing a description of the Common Stock Portfolio and the other containing a description of the Growth Portfolio. These prospectuses, which should be retained for future reference, set forth concisely the information about the Common Stock Portfolio and the Growth Portfolio that an owner should know before voting to approve or disapprove the proposed reorganization. Two Statements of Additional Information related to the two prospectuses and also dated May 1, 1997, have been filed with the Securities and Exchange Commission (the "Commission") and are incorporated into the prospectuses by reference. Copies of the Statements of Additional Information may be obtained without charge by writing to the Fund or NLIC at National Life Drive, Montpelier, Vermont 05604, or by calling 1-800-537-7003. This Proxy Statement is also accompanied by the Fund's 1996 Annual Report to shareholders and the Fund's most recent Semi-Annual Report to shareholders. Additional copies of these reports are available without charge by writing to the Fund or NLIC at National Life Drive, Montpelier, Vermont 05604, or by calling 1-800-537-7003.

THIS PROXY STATEMENT IS NOT VALID UNLESS ACCOMPANIED BY A FUND ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 1996, AND A SEMIANNUAL REPORT TO SHAREHOLDERS FOR THE SIX MONTH FISCAL PERIOD ENDED JUNE 30, 1997. THIS PROXY STATEMENT ALSO IS NOT VALID UNLESS ACCOMPANIED BY THE FUND'S PROSPECTUSES DATED MAY 1, 1997.

                               TABLE OF CONTENTS

                                                                                         PAGE
                                                                                         ----

GENERAL VOTING INFORMATION............................................................     3

SUMMARY OF THE PROPOSAL...............................................................     4

PRINCIPAL RISK FACTORS................................................................     5

REASONS FOR THE PROPOSED REORGANIZATION...............................................     6

THE PROPOSED REORGANIZATION...........................................................     7

     Principal Features of the Plan...................................................     7

     Description of Growth Portfolio Shares to be Issued..............................     8

     Federal Income Tax Aspects of the Proposed Reorganization........................     8

PRO FORMA CAPITALIZATION TABLE........................................................     9

GENERAL...............................................................................     9

APPENDIX A -- Plan of Reorganization..................................................   A-1

                           GENERAL VOTING INFORMATION

     This Proxy Statement (the "Statement") is being furnished to owners on behalf of the board of directors of the Fund in connection with the solicitation by NLIC of voting instructions from owners with regard to a meeting of the Fund's shareholders to be held on December 5, 1997. The Fund's board of directors has called this meeting to consider and approve or disapprove a proposed combination of the Common Stock Portfolio and the Growth Portfolio, with the Growth Portfolio becoming the surviving Portfolio.

     NLIC and the Accounts are the only holders of Common Stock Portfolio shares. NLIC will vote the Common Stock Portfolio shares at the Meeting in accordance with the timely instructions received from persons entitled to give voting instructions under variable contracts funded through the Accounts. Owners (and in some cases annuitants and/or beneficiaries) have the right to instruct NLIC as to the number of shares (and fractional shares) that, when added together, have an aggregate value on the record date equal to the contract value on the record date under that owner's contract allocated to the subaccount of each Account holding Common Stock Portfolio shares.

     NLIC will vote shares attributable to variable contracts as to which no voting instructions are received in proportion (for, against or abstain) to those for which timely instructions are received. If a Voting Instruction Form is received that does not specify a choice, NLIC will consider its timely receipt as an instruction to vote in favor of the proposal to which it relates. In certain circumstances, NLIC has the right to disregard voting instructions from certain owners. NLIC does not believe that these circumstances exist with respect to matters currently before shareholders. Owners may revoke previously submitted voting instructions given to NLIC at any time prior to the Meeting by notifying NLIC in writing.

     The Fund was incorporated in the State of Maryland on March 21, 1985, and is registered with the Commission as a diversified open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). The Fund is comprised of eight separate investment portfolios, each of which has a different investment objective, and issues a separate class of common stock for each Portfolio representing an ownership interest in that Portfolio.

     Sentinel Advisors Company ("SAC") serves as investment adviser for both the Common Stock Portfolio and the Growth Portfolio in addition to other Portfolios. SAC is a general partnership owned and controlled by Sentinel Advisors, Inc. (an indirectly wholly-owned subsidiary of NLIC), Providentmutual Management Co., Inc. (an indirectly wholly-owned subsidiary of Providentmutual Life Insurance Company ("PMLIC")), HTK of Delaware, Inc. (a wholly-owned subsidiary of The Penn Mutual Life Insurance Company ("Penn Mutual")) and Sentinel Management Company (a partnership of wholly-owned subsidiaries of NLIC, PMLIC and Penn Mutual, which is SAC's Managing General Partner).

     The board of directors of the Fund has fixed October 10, 1997 as the record date for the determination of shareholders entitled to notice of and to vote at
the Meeting. As of        , 1997, there were outstanding        shares of stock
representing an interest in the Common Stock Portfolio. None of the directors or executive officers of the Fund beneficially owns, directly or indirectly, any shares of the Fund. To the best knowledge of the board of directors of the Fund
and NLIC, there are no owners, as of        , 1997, who have the right to
instruct NLIC as to 5% or more of the Common Stock Portfolio's stock. As of
       , 1997, NLIC held directly approximately        Common Stock Portfolio
shares representing approximately        % of such shares outstanding.

     To be counted, NLIC must receive an owner's properly executed Voting Instruction Form at National Life Drive, Montpelier, VT 05604, by 1 p.m. Eastern Standard Time, Thursday, December 4, 1997.

     Approval of the proposed reorganization requires the affirmative vote of two-thirds of the outstanding Common Stock Portfolio shares at the close of business on the record date.

     NLIC will bear all of the expenses of soliciting voting instructions. The solicitation of instructions will be made primarily by mail but may include (without cost to the Fund), telephone, telegraphic or oral communications by employees of NLIC or its affiliates. This Statement was first
mailed to owners on or about November   , 1997.

                            SUMMARY OF THE PROPOSAL

     The board of directors of the Fund has approved a Plan of Reorganization (the "Plan"), attached to this Statement as Appendix A, pursuant to which the Common Stock Portfolio and the Growth Portfolio would be combined, with the Growth Portfolio becoming the surviving Portfolio (the "Proposed Reorganization"). The Proposed Reorganization, if consummated, would result in the assets and liabilities (if any) of the Common Stock Portfolio being consolidated with the assets and liabilities (if any) of the Growth Portfolio and holders of Common Stock Portfolio shares of stock having such shares exchanged for Growth Portfolio shares of stock in an amount equal in value to their Common Stock Portfolio shares on the date of the Proposed Reorganization. Consequently, if owners vote to approve the Proposed Reorganization, each owner's interest in the Common Stock Portfolio will be exchanged for an interest of equal value in the Growth Portfolio.

     Owners' indirect investment in the Common Stock Portfolio would be transferred by the Proposed Reorganization to a Portfolio of the Fund (the Growth Portfolio) that is substantially the same in every material respect but size to the Common Stock Portfolio. The Growth Portfolio is substantially larger than the Common Stock Portfolio. The Fund's board of directors anticipates that the Proposed Reorganization would provide owners with potentially higher returns over time through lower expenses and greater investment flexibility available to portfolios of larger size. There is, nevertheless, no guarantee that such higher returns could be achieved.

     The operating expenses that owners would bear as investors in the Growth Portfolio should be less than such expenses that they currently bear as indirect investors in the Common Stock Portfolio. The ratios of total expenses to average net assets for the Growth Portfolio has historically been less than this ratio for the Common Stock Portfolio. Owners will not realize any capital gain or loss as a result of the Proposed Reorganization.

     NLIC currently reimburses the Fund for ordinary operating expenses of the Common Stock Portfolio, excluding investment advisory fees, in excess of an annual rate of 0.40% of the average daily net assets of the Common Stock Portfolio. Since its inception, the Common Stock Portfolio's expense ratio has been 0.80% per year, after substantial reimbursement of expenses by NLIC. PMLIC is obligated to reimburse the Fund for ordinary operating expenses, excluding investment advisory fees, in excess of an annual rate of 0.40% of the average daily net asset value of the Growth Portfolio. The Growth Portfolio's expense ratio in 1996 was 0.50%, with a lower expense ratio expected for 1997. Therefore, PMLIC did not have to reimburse the Fund for the ordinary operating expenses of the Growth Portfolio in 1996 and does not expect to be required to make such reimbursement in the foreseeable future. If the Proposed Reorganization occurs, the operating expense ratio overall for these two Portfolios should be somewhat lower as a result of their consolidation, though the burden of making the foregoing reimbursements would fall entirely on PMLIC. If the Proposed Reorganization occurs, owners formerly invested in the Common Stock Portfolio would benefit immediately from the fact that the current expense ratio of the Growth Portfolio is less than that of the Common Stock Portfolio. NLIC would also benefit because it would no longer be required to reimburse the Common Stock Portfolio.

     SAC, the investment manager to both the Common Stock Portfolio and the Growth Portfolio, has suggested the Proposed Reorganization because it believes that the assets contained in the Common Stock Portfolio would be better managed and may also have the potential for future lower expenses if they are combined with the assets of the Growth Portfolio.

     NLIC will bear the costs of printing and mailing this Statement and soliciting voting instructions as well as all other costs incurred in connection with the Proposed Reorganization.

     The investment objectives and policies of the Common Stock Portfolio are substantially the same as those of the Growth Portfolio: The Common Stock Portfolio seeks a combination of long-term growth of capital and current income with relatively low risk, and pursues its objective by investing in common stocks of a diversified group of well established companies; The Growth Portfolio seeks intermediate and long-term growth of capital, with a reasonable level of income as an important secondary objective, and pursues its objectives by investing primarily in common stocks of companies believed to offer above-average growth potential over both the intermediate and the long term. SAC manages both the Common Stock Portfolio and the Growth Portfolio using a "value" oriented investment approach where it attempts to select securities that it believes are undervalued by the market and therefore have above-average growth potential. In fact, the Common Stock Portfolio and the Growth Portfolio currently hold substantially the same securities.

     SAC became the adviser to the Growth Portfolio as of May 1, 1997. Prior to that time, the Growth Portfolio was managed by a different adviser.

     The Fund currently offers Common Stock Portfolio shares to NLIC for allocation to the corresponding investment division of the Accounts. The shares are purchased and redeemed by NLIC for this purpose for cash at their net asset value without the imposition of any sales load. If the Proposed Reorganization is consummated, the Growth Portfolio will offer its shares to the Accounts on the same basis.

     Based upon these and other factors set forth below, the board of directors of the Fund, including those directors who are not interested persons of the Fund as defined in the 1940 Act (the "non-interested directors"), has determined the following:

     - The Proposed Reorganization, as expressed in the Plan of Reorganization, is in the best interests of the Fund and of the Common Stock Portfolio as well as of the shareholders and owners indirectly invested in such Portfolio; and

     - the Proposed Reorganization will not result in the dilution of the interests of shareholders or owners indirectly invested in the Common Stock Portfolio.

The board of directors of the Fund, including the non-interested directors, have made the same determination with regard to the Growth Portfolio and its shareholders and owners indirectly invested therein.

THE BOARD OF DIRECTORS OF THE FUND UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN.

                             PRINCIPAL RISK FACTORS

     The principal risk factors of investing in the Growth Portfolio are the same as those of the Common Stock Portfolio. These factors are discussed in the prospectuses for the Fund which accompany this Statement. The Fund cannot assure owners that the Growth Portfolio will achieve its investment objectives or assure that such objectives will result in the preservation or growth of capital.

     At the current time, the Fund offers Growth Portfolio shares to subaccounts of Providentmutual Variable Life Separate Account and Providentmutual Variable Annuity Separate Account, both separate accounts of Providentmutual Life and Annuity Company of America ("PLACA"), and PMLIC's Providentmutual Variable Annuity Separate Account as well as to PMLIC's Growth Separate Account (together, the "PMLIC and PLACA Accounts") on the same basis as the Fund currently offers Common Stock Portfolio shares to the Accounts. The PMLIC and PLACA Accounts support variable contracts issued by PMLIC and PLACA. After the Proposed Reorganization, the Fund would offer Growth Portfolio shares to the corresponding subaccounts of the Accounts and the PMLIC and PLACA Accounts.

     NLIC and the Common Stock Portfolio do not currently foresee any disadvantage to owners resulting, in the event the Proposed Reorganization occurs, from the offering of Growth Portfolio shares to the Accounts and the PMLIC and PLACA Accounts. However, since Growth Portfolio shares would be sold to insurance company separate accounts to support variable annuity contracts and variable life insurance policies, and to separate accounts of different insurance companies, it is possible that material conflicts could arise between the interests of variable annuity contract owners and variable life insurance policy owners, or between the interests of owners of contracts or policies issued by different insurance companies. Such material conflicts could include, for example, differences in the federal income tax treatment of variable annuity contracts versus variable life insurance policies. The Fund does not currently foresee any disadvantage to owners of variable annuity contracts or variable life insurance policies arising from the fact that Growth Portfolio shares will support both types of contracts or contracts of different insurance companies. However, the board of directors of the Fund will continually monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to resolve such conflicts. Such action may include redeeming the shares of the Fund held by separate accounts involved in any material irreconcilable conflict.

     In making its determination, the board of directors recognized that SAC, which proposed the Proposed Reorganization to the board, could benefit from such a Proposed Reorganization. SAC expects that the expenses it must bear under the current investment advisory agreements it has with the Fund in connection with providing investment advisory services to the Common Stock Portfolio and the Growth Portfolio could be somewhat lower after the Proposed Reorganization than the aggregate of such expenses has been in the past for the two separate Portfolios. In addition, NLIC, PMLIC and PLACA expect to achieve other operational and marketing advantages by replacing two Portfolios with a single Portfolio, such as somewhat lower prospectus printing costs than the aggregate of similar costs for two separate Portfolios. The board of directors also recognized that the burden of reimbursing the Common Stock Portfolio for ordinary operating expenses above a certain level would shift from NLIC to PMLIC as a result of the Proposed Reorganization.

                    REASONS FOR THE PROPOSED REORGANIZATION

     The board of directors of the Fund, including the non-interested directors, unanimously approved the Plan at a meeting held on July 25, 1997. The directors specifically determined that the interests of existing holders of Common Stock Portfolio shares (and the interests of owners indirectly invested in each) would not be diluted as a result of the Proposed Reorganization and that the Proposed Reorganization would be in the overall best interests of such shareholders (and owners) and of the Fund. The board of directors also decided to recommend to holders of Common Stock Portfolio shares (and owners indirectly invested in the Portfolio), that they approve the Plan.

     The board of directors of the Fund based its decision to recommend approval of the Plan on an inquiry into a number of factors, including the following:

     1. the total net assets of the Common Stock Portfolio and the Growth Portfolio;

     2. information regarding past expenses and performance of Common Stock Portfolio and the Growth Portfolio;

     3. based on 1 and 2 above, the potential overall benefits of the Proposed Reorganization to shareholders of the Common Stock Portfolio and owners indirectly invested in the Common Stock Portfolio;

     4. the terms and conditions of the Plan and whether it would result in dilution of any shareholder or owner interests;

     5. the compatibility of the investment objectives and policies of the Common Stock Portfolio with those of the Growth Portfolio;

     6. the agreement of NLIC to assume all the expenses of carrying out the Plan; and

     7. the absence of any adverse tax consequences to shareholders or owners of carrying out the Plan.

     Owners, however, are likely to receive certain other benefits from the Proposed Reorganization. The assets of the Common Stock Portfolio will be more effectively managed if combined with those of the Growth Portfolio because the Growth Portfolio is considerably larger than the Common Stock Portfolio. Throughout the period since the inception of the Common Stock Portfolio, expenses for the Growth Portfolio (after reimbursement by PMLIC) have been consistently lower as a percentage of net assets than those for the

Common Stock Portfolio (after reimbursement by NLIC). The ratio of expenses to average net assets for each of the last five fiscal years is shown below for each Portfolio.

                                                  1997*    1996     1995     1994     1993     1992
                                                  -----    -----    -----    -----    -----    -----
COMMON STOCK PORTFOLIO                            0.80%    0.80%     N/A      N/A      N/A      N/A
GROWTH PORTFOLIO                                  0.47%    0.50%    0.61%    0.63%    0.76%    0.79%

* The six month period ended June 30, 1997 (annualized).

Although actual expenses in the future may differ, the Growth Portfolio historically has had slightly lower expenses.

     The table below sets forth the average annual returns of the Common Stock Portfolio and the Growth Portfolio for the periods shown. Over the relatively short life of the Common Stock Portfolio, its performance has exceeded that of the Growth Portfolio. While the Growth Portfolio is to become the surviving Portfolio following the Proposed Reorganization, the investment adviser for the Growth Portfolio over most of the periods for which returns are shown was Newbold Asset Management. Sentinel Advisors Company, which has managed the Common Stock Portfolio since its inception and the Growth Portfolio only since May 1, 1997, will be the investment adviser for the surviving Portfolio following the Proposed Reorganization.

                                                                     PERIODS ENDING JUNE 30, 1997
                                                             ---------------------------------------------
                                                                       INCEPTION OF
                                                                          COMMON
                                                             1 YEAR       STOCK*       5 YEARS    10 YEARS
                                                             ------    ------------    -------    --------
COMMON STOCK PORTFOLIO                                       28.55       25.20          N/A         N/A
GROWTH PORTFOLIO                                             23.86       13.92         15.12       12.76

* The Common Stock Portfolio commenced operations on March 18, 1996.

The performance data quoted represents past performance only and the investment return and principal value of an investment in both Portfolios fluctuated during these periods.

                          THE PROPOSED REORGANIZATION

PRINCIPAL FEATURES OF THE PLAN

     At the effective time of the Proposed Reorganization (the "Effective Time"), the assets and liabilities of the Common Stock Portfolio will become the assets and liabilities of the Growth Portfolio and the separate existence of the Common Stock Portfolio will cease. At the Effective Time, holders of the class of shares of the Fund's common stock representing interests in the Common Stock Portfolio shall become holders of the class of shares of such stock representing interests in the Growth Portfolio. In addition, the appropriate officers of the Fund shall amend the Fund's articles of incorporation to reflect the reclassification of Common Stock Portfolio shares as Growth Portfolio shares and the elimination of the Common Stock Portfolio class of shares.

Transfer of Assets

     Provided that all of the conditions precedent to the Reorganization set forth in the Plan are fulfilled, then at the Effective Time, all of the assets of the Common Stock Portfolio will be transferred to the Growth Portfolio in exchange for Growth Portfolio shares and all of the liabilities of the Common Stock Portfolio will be assumed by the Growth Portfolio.

Conversion of Stock

     At the Effective Time, the Common Stock Portfolio will exchange each outstanding Common Stock Portfolio share for a number of Growth Portfolio shares as set forth below. The number of full and fractional Growth Portfolio shares to be issued to holders of Common Stock Portfolio shares will be determined on the basis of the relative net asset values of the Common Stock Portfolio and the Growth Portfolio as of 4:00 p.m. on the day of the Effective Time. The number of Growth Portfolio shares to be issued to each holder of Common Stock Portfolio shares shall be determined by multiplying the number of Common Stock Portfolio shares to be exchanged by the shareholder by a fraction, the denominator of which is the net asset value per share of Growth Portfolio shares and the numerator of which is the net asset value per share of Common Stock Portfolio shares. The net asset value of the Common Stock Portfolio and the net asset value of the Growth Portfolio shall be determined in accordance with methods set forth in the Fund's current Form N-1A registration statement, as supplemented.

     Promptly after the Effective Time, the Fund shall cause to be registered on its transfer agency books in the name of each record holder of Common Stock Portfolio shares immediately prior to the Reorganization, without any action on the part of such record holder, the number of Growth Portfolio shares (and fractional interests in such shares) issued to such record holder in the Reorganization.

     The Plan provides that NLIC pay all the expenses of entering into and carrying out the Plan. Consummation of the Plan is subject to the approval of the shareholders of the Common Stock Portfolio. In addition, the Plan makes consummation of the Proposed Reorganization contingent upon several events including receipt of an opinion of tax counsel that the Proposed Reorganization will qualify as a tax-free reorganization under the Internal Revenue Code of 1986, as amended, and the completion of certain federal securities law requirements. The Plan may be terminated and the Proposed Reorganization abandoned at any time upon certain conditions, before or after approval by shareholders, prior to the Effective Time by the directors of the Fund.

DESCRIPTION OF GROWTH PORTFOLIO SHARES TO BE ISSUED

     The Growth Portfolio is one of the Portfolios. Thus, the characteristics of its shares are exactly the same as those of the Common Stock Portfolio.

     Provided that the value of any share of stock subject to a transaction such as a merger is the net asset value per share of such stock, Maryland law does not provide appraisal rights for a shareholder of a registered open-end management investment company such as the Fund. Even if such rights are available, the Division of Investment Management of the Commission has taken the position that Rule 22c-1 under the 1940 Act (which generally requires that the stock of a registered open-end investment company be valued at the next determined net asset value) supersedes dissenters' rights under state law.

     Additional information about the Fund is contained in the prospectuses that accompany this Statement, and are incorporated herein by reference. The Fund is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the 1940 Act, and in accordance therewith files reports, proxy material and other information with the Commission.

     Such reports, proxy material and other information can be inspected and copied at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549 and at its New York and Chicago Regional Offices. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 450 Fifth Street, N.W. Washington, D.C. 20549, at prescribed rates or by contacting the Commission's contract copier, Bechtel Information Services, 15740 Shady Grove Road, Gaithersburg, Maryland, 20877 (telephone: 800-231-DATA or 301-254-430 ).

FEDERAL INCOME TAX ASPECTS OF THE PROPOSED REORGANIZATION

     The completion of the Proposed Reorganization is contingent upon the receipt by the Fund of an opinion from tax counsel to the effect that the Proposed Reorganization will constitute a tax-free reorganization. As such, no gain or loss will be recognized by the Common Stock Portfolio or the Growth Portfolio as a result of the Proposed Reorganization, the aggregate tax basis of the Growth Portfolio shares received by holders of Common Stock Portfolio shares will be the same as the tax basis of those shareholders' Common Stock Portfolio shares and the aggregate basis of the assets of the Common Stock Portfolio in the possession of the Growth Portfolio will be the same as the tax basis of such assets as held by the Common Stock Portfolio prior to the Proposed Reorganization. The holding period of the assets of the Common Stock Portfolio transferred to the Growth Portfolio will include the period during which such assets were held by the Common Stock Portfolio and the holding period of Growth Portfolio shares received by holders of Common Stock Portfolio shares will include the holding period of the Common Stock Portfolio shares exchanged therefor. In addition, the Proposed Reorganization is contingent upon the receipt by the Common Stock Portfolio and the Growth Portfolio of an opinion of tax counsel to the effect that the Proposed Reorganization will not result in the recognition of any gain or loss to owners.

                         PRO FORMA CAPITALIZATION TABLE

     The following table shows the capitalization of the Common Stock Portfolio and the Growth Portfolio as of June 30, 1997, and on a pro forma basis as of that date giving effect to the Proposed Reorganization of the Common Stock Portfolio with the Growth Portfolio at the then net asset value per share:

                                                                                    PRO FORMA
                                                        COMMON                      COMBINED
                                                         STOCK        GROWTH         (BOTH)
                                                       PORTFOLIO     PORTFOLIO     PORTFOLIOS
                                                       ---------    -----------    -----------
    Net Assets                                         9,424,432    228,045,353    237,469,785
    Net Asset Value Per Share                            13.12         17.91          17.91
    Shares Outstanding                                  718,256     12,734,581     13,260,792

                                    GENERAL

ADDITIONAL INFORMATION

     Information about the Common Stock Portfolio and the Growth Portfolio is included in the prospectuses dated May 1, 1997, which accompany this Statement and are incorporated herein by reference. Also, enclosed and incorporated herein by reference, is a copy of the Fund's annual report to shareholders for the year ended December 31, 1996, and its semi-annual report to shareholders for the six-month period ended June 30, 1997.

     NLIC, PMLIC, PLACA and the Fund know of no other matters to be brought before the Meeting, but should any other matter requiring the vote of shareholders arise, the persons named in the enclosed Voting Instruction Forms or other substitute will vote in accordance with their best judgment in the interest of the Fund and the Common Stock Portfolio and the Growth Portfolio.

SHAREHOLDER PROPOSALS

     Since the Fund does not hold regular meetings of shareholders, the anticipated date of the next special meeting of shareholders cannot be provided. Any shareholder proposal that properly may be included in proxy solicitation materials for a special meeting of shareholders must be received by the Fund a reasonable time prior to the date voting instructions or proxy materials are mailed to shareholders.

INQUIRIES

     Shareholders or owners may make inquiries by contacting their registered sales representative or by writing or calling the Fund, PMLIC, PLACA or NLIC.

                                   APPENDIX A

                             PLAN OF REORGANIZATION

                            MARKET STREET FUND, INC.

                             COMMON STOCK PORTFOLIO
                                GROWTH PORTFOLIO

                                    RECITALS

Plan of Reorganization dated as of        , 1997, by Market Street Fund, Inc.
(the "Fund") on behalf of its Common Stock Portfolio and Growth Portfolio.

The Fund is a corporation organized and existing under the laws of the State of Maryland, having been incorporated on March 21, 1985, owning no interest in land in Maryland, and having an authorized capital of 1,200,000,000 shares of common stock, $.01 par value ($12,000,000 aggregate par value), 230,000,000 of which are authorized to be issued in eight classes (six classes comprising 5,000,000 shares each, one class comprising 50,000,000 shares and one class comprising 150,000,000 shares), designated the Money Market Portfolio, Growth Portfolio, Bond Portfolio, Managed Portfolio, Aggressive Growth Portfolio, International Portfolio, Common Stock Portfolio, and Sentinel Growth Portfolio.

The Fund is registered under the Investment Company Act of 1940 as an open-end diversified management investment company. It is comprised of eight investment portfolios and each class of the Fund's common stock represents a fractional undivided interest in a corresponding portfolio.

The Fund serves as an investment medium for variable annuity contracts and variable life insurance policies issued by Provident Mutual Life Insurance Company ("Provident Mutual"), National Life Insurance Company ("NLIC") of Montpelier, Vermont, and Providentmutual Life and Annuity Company of America ("PLACA"). Other than shares sold directly to Provident Mutual to seed the Managed, Aggressive Growth and International Portfolios, and to NLIC to seed the Common Stock and the Sentinel Growth Portfolios, shares of the Fund currently are held only by separate accounts of Provident Mutual, NLIC and PLACA.

The Growth Portfolio seeks intermediate and long-term growth of capital. A reasonable level of income is an important secondary objective. The Growth Portfolio pursues its objectives by investing primarily in common stocks of companies believed to offer above-average growth potential over both the intermediate and long-term.

The Common Stock Portfolio seeks a combination of long-term growth of capital and current income with relatively low risk. The Common Stock Portfolio pursues its objectives by investing in common stocks of a diversified group of well-established companies.

Sentinel Advisors Company ("SAC") is the investment adviser to both the Common Stock Portfolio and the Growth Portfolio. SAC is registered as an investment adviser under the Investment Advisers Act of 1940.

The board of directors of the Fund has determined that it is in the best interests of the Fund, the Common Stock Portfolio, the Growth Portfolio, and owners of variable life insurance and variable annuity contracts indirectly invested in each of these two Portfolios to combine the two Portfolios with the Growth Portfolio becoming the surviving Portfolio in the manner set forth below.

The Fund intends that the transactions contemplated herein qualify as a "plan of reorganization" within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code").

                                   ARTICLE I

                               The Effective Time

The Effective Time of the Reorganization ("Effective Time") shall be at 4:05
p.m. Eastern Standard Time on        , 1997, or such other time as shall be
specified by the Fund's board of directors or the appropriate officers of the Fund pursuant to authority granted by the board of directors.

In the event that trading on the New York Stock Exchange or on another exchange or market on which securities or other investments held by the Common Stock Portfolio or the Growth Portfolio is disrupted on the date of the Effective Time so that, in the judgment of the Fund's board of directors (or appropriate Fund officers acting under the authority of the board of directors), accurate appraisal of the net assets of either Portfolio is impracticable, the Effective Time shall be postponed until the first business day after the day on which trading on such exchange or in such market shall have been resumed without disruption.

                               The Reorganization

At the Effective Time, the assets and liabilities of the Common Stock Portfolio will become the assets and liabilities of the Growth Portfolio and the separate existence of the Common Stock Portfolio will cease. At the Effective Time, holders of the class of shares of the Fund's common stock representing interests in the Common Stock Portfolio ("Common Stock Portfolio shares") shall become holders of the class of shares of such stock representing interests in the Growth Portfolio ("Growth Portfolio shares"). In addition, the appropriate officers of the Fund shall amend the Fund's articles of incorporation to [reflect the reclassification of Common Stock Portfolio shares as Growth Portfolio shares and the elimination of the Common Stock Portfolio class of shares].

                                   ARTICLE II

                               Transfer of Assets

Provided that all of the conditions precedent to the Reorganization described in
Article III are fulfilled, then at the Effective Time, all of the assets of the Common Stock Portfolio will be transferred to the Growth Portfolio in exchange for Growth Portfolio shares and all of the liabilities of the Common Stock Portfolio will be assumed by the Growth Portfolio.

                              Conversion of Stock

At the Effective Time, the Common Stock Portfolio will exchange each outstanding Common Stock Portfolio for a number of Growth Portfolio shares as set forth below. The number of full and fractional Growth Portfolio shares to be issued to holders of Common Stock Portfolio shares will be determined on the basis of the relative net asset values of the Common Stock Portfolio and the Growth Portfolio as of 4:00 p.m. on the day of the Effective Time. The number of Growth Portfolio shares to be issued to each holder of Common Stock Portfolio shares shall be determined by multiplying the number of Common Stock Portfolio shares to be exchanged by the shareholder by a fraction, the denominator of which is the net asset value per share of Growth Portfolio shares and the numerator of which is the net asset value per share of Common Stock Portfolio shares. The net asset value of the Common Stock Portfolio and the net asset value of the Growth Portfolio shall be determined in accordance with methods set forth in the Fund's current Form N-1A registration statement, as supplemented.

Promptly after the Effective Time, the Fund shall cause to be registered on its transfer agency books in the name of each record holder of Common Stock Portfolio shares immediately prior to the Reorganization, without any action on the part of such record holder, the number of Growth Portfolio shares (and fractional interests in such shares) issued to such record holder in the Reorganization.

                                  ARTICLE III

                              Dividend Declaration

Prior to the Effective Time, the board of directors of the Fund (or appropriate Fund officers acting under the authority of the board of directors) will declare a dividend on Common Stock Portfolio shares representing substantially all of the Portfolio's accrued but undistributed net investment income through the Effective Time as well as any other dividend necessary to enable the Portfolio to avoid any liability for excise taxes.

                Other Conditions Precedent to the Reorganization

The board of directors of the Fund will call a meeting of the holders of the Common Stock Portfolio shares in order to submit to such holders the Plan of Reorganization for their approval or disapproval. Prior to the Effective Time, the holders of the Common Stock Portfolio shares shall meet and approve the Plan of Reorganization by the affirmative vote of two-thirds of the shares entitled to vote at such meeting.

Prior to any meeting of the holders of Common Stock Portfolio shares, the Fund shall distribute to such holders entitled to vote at such meeting (and to owners of variable annuity contracts and variable life insurance policies indirectly invested in the Common Stock Portfolio) a proxy statement and other proxy materials (including voting instruction forms) that complies in all material respects with the applicable provisions of Section 14(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

Prior to the distribution of the proxy statement and other proxy materials referenced above, the Fund shall file a registration statement under the Securities Act of 1933 (the "1933 Act") with the Securities and Exchange Commission relating to the Growth Portfolio shares to be issued in connection with the Reorganization. This registration statement will be filed on Form N-14, will become effective prior to the aforementioned issue of Growth Portfolio shares and will comply in all material respects with the provisions of the 1933 Act and applicable rules and regulations promulgated thereunder, and will not contain an untrue statement of material fact nor omit to state a material fact required to be stated therein or necessary to make statements therein not misleading.

Prior to the Effective Time, the Fund will receive an opinion of tax counsel substantially to the effect that: (1) the acquisition, pursuant to the Plan of Reorganization, by the Growth Portfolio of the assets of the Common Stock Portfolio in exchange for Growth Portfolio shares will constitute a reorganization within the meaning Section 368(a)(1)(D) of the Code, (2) no gain or loss will be recognized by the Common Stock Portfolio upon the transfer of all of its assets to the Growth Portfolio, (3) the tax basis of the assets of the Common Stock Portfolio in the hands of the Growth Portfolio will be the same as the tax basis of such assets in the hands of the Common Stock Portfolio immediately prior to the transfer, (4) the holding period of the assets of the Common Stock Portfolio transferred to the Growth Portfolio will include the period during which such assets were held by the Common Stock Portfolio, (5) no gain or loss will be recognized by the Growth Portfolio upon its receipt of the assets of the Common Stock Portfolio in exchange for shares of the Growth Portfolio, (6) no gain or loss will be recognized by the holders of Common Stock Portfolio shares upon their receipt of Growth Portfolio shares in exchange for their Common Stock Portfolio shares, (7) the basis of the Growth Portfolio shares received by holders of Common Stock Portfolio shares will be the same as the basis of the Common Stock Portfolio shares exchanged therefor, (8) the holding period of Growth Portfolio shares received by holders of Common Stock Portfolio shares will include the holding period of the Common Stock Portfolio shares exchanged therefor, provided that, at the time of the exchange, the Common Stock Portfolio shares were held as capital assets, and (9) no gain or loss will be recognized by owners of variable life insurance contracts or variable annuity contracts indirectly invested in the Common Stock Portfolio upon the transfer of all the assets and liabilities of the Common Stock Portfolio to the Growth Portfolio, the receipt of Growth Portfolio shares by the holders of Common Stock Portfolio shares, or the combination of the Common Stock subaccount and the Growth subaccount of any NLIC separate account into a single subaccount of such separate account.

                                   ARTICLE IV

                                 Miscellaneous

At any time prior to the Effective Time, the Plan of Reorganization may be terminated by the board of directors of the Fund (or appropriate Fund officers acting under the authority of the board of directors) or be abandoned. In either event, the Plan of Reorganization shall become void and have no effect, without liability on the part of either the Common Stock Portfolio or the Growth Portfolio or the holders of Common Stock Portfolio shares or Growth Portfolio shares or the Fund or the holders of shares of the other classes of the Fund's common stock.

NLIC will pay the expenses of carrying out the Reorganization, including the costs of soliciting voting instructions from owners of NLIC variable annuity contracts or variable life insurance policies indirectly invested in the Common Stock Portfolio.

The Plan of Reorganization and all amendments hereto shall be governed by and construed in accordance with the laws of the State of Maryland.

                         PROSPECTUSES DATED MAY 1, 1997

The Market Street Fund, Inc. has two prospectuses, both of which are incorporated herein by reference to Post-Effective Amendment No. 16 to Registrant's Form N-1A Registration Statement filed on April 30, 1997, File No. 2-98755.

                         ANNUAL REPORT TO SHAREHOLDERS

The Annual Report to Shareholders for the fiscal year ended December 31, 1996 is incorporated herein by reference to Registrant's Form N-SAR Report filed on February 25, 1997, File No. 2-98755.

                       SEMI-ANNUAL REPORT TO SHAREHOLDERS

The Semi-Annual Report to Shareholders for the six months ended June 30, 1997 is incorporated herein by reference to Registrant's Form N-SAR Report filed on August 27, 1997, File No. 2-98755.

                            VOTING INSTRUCTION FORM
                            MARKET STREET FUND, INC.

VOTING INSTRUCTIONS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF NATIONAL LIFE INSURANCE COMPANY FOR SPECIAL MEETING OF SHAREHOLDERS OF THE COMMON STOCK PORTFOLIO OF MARKET STREET FUND, INC. TO BE HELD ON DECEMBER 5, 1997.

        I hereby instruct National Life Insurance Company ("NLIC") to vote the shares of the Common Stock Portfolio of Market Street Fund, Inc. (the "Fund") as to which I am entitled to give instructions at the Special Meeting of Shareholders of the Fund (the "Meeting") to be held on December 5, 1997, at 9:00 a.m. Eastern Time, or any adjournments thereof at 1050 Westlakes Drive, Berwyn, Pennsylvania 19312 as follows:

                                                                      Approve    Disapprove    Abstain
                                                                      --------   -----------   --------
1.       To approve or disapprove a Plan of Reorganization to
         combine the Common Stock Portfolio and the Growth
         Portfolio of the Fund, with the Growth Portfolio
         becoming the surviving Portfolio.                              [ ]          [ ]         [ ]

2.       In the discretion of NLIC, it is authorized to vote upon such other business as may properly come before the Meeting or any adjournment thereof.

        I hereby revoke any and all voting instructions with respect to such shares heretofore given by me. I acknowledge receipt of the Proxy Statement dated November , 1997. I REALIZE IF I SIGN THIS FORM WITHOUT CHECKING A BLOCK WITH RESPECT TO A PROPOSAL LISTED ON THE REVERSE SIDE, MY TIMELY RETURNING OF THIS FORM WILL BE DEEMED TO BE AN INSTRUCTION TO VOTE IN FAVOR OF THE PROPOSAL.

  THESE VOTING INSTRUCTIONS MAY BE REVOKED AT ANY TIME PRIOR TO THE MEETING BY
                           NOTIFYING NLIC IN WRITING.

Date:____________, 1997               ------------------------------------------
                                      Signature -- Please sign exactly as your name appears below.

Policy:                                                                Please sign, date and
Insured:                                                               return this Form promptly.
                                                                       Signature should be exactly
                                                                       as name or names appear on
                                                                       this Voting Instruction
                                                                       Form. If the individual
                                                                       signing the form is a
                                                                       fiduciary (e.g. attorney,
                                                                       executor, trustee,
                                                                       guardian, etc.) the
                                                                       individual's signature must
                                                                       be followed by his or her
                                                                       full title.

NUMBER OF SHARES FOR WHICH YOU ARE
ENTITLED TO GIVE VOTING INSTRUCTIONS:
       Common Stock Portfolio

              PLEASE RETURN THIS VOTING INSTRUCTION FORM PROMPTLY

                                     PART B

         INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

             STATEMENTS OF ADDITIONAL INFORMATION DATED MAY 1, 1997

The Market Street Fund, Inc. has two Statements of Additional Information, both of which are incorporated herein by reference to Post-Effective Amendment No. 16 to Registrant's Form N-1A Registration Statement filed on April 30, 1997, File No. 2-98755.

                           PART C. OTHER INFORMATION

ITEM 15. Indemnification

     Under Section 2-418 of the Maryland General Corporation Law, with respect to any proceedings against a present or former director, officer, agent or employee ("corporate representative") of the registrant, except a proceeding brought by or on behalf of the registrant, the registrant may indemnify the corporate representative against expenses, including attorneys' fees and judgments, fines, and amounts paid in settlement actually and reasonably incurred by the corporate representative in connection with the proceeding, if:
(i) he acted in good faith and in a manner he reasonably believed to be in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the registrant; and (ii) with respect to any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The registrant is also authorized under section 2-418 of the Maryland General Corporation Law to indemnify a corporate representative under certain circumstances against expenses incurred in connection with the defense of a suit or action by or in the right of the registrant.

     The By-laws of the Fund (Exhibit (2) of this Registration Statement) provide that the Fund may indemnify its corporate representatives in a manner that is consistent with the laws of the State of Maryland. The By-laws preclude indemnification for "disabling conduct" (willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of office) and sets forth reasonable and fair means for determining whether indemnification shall be made.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.  Exhibits

The following exhibits are filed herewith:

1.a.      Articles of Incorporation of the Market Street Fund, Inc. (the "Fund")(1)
1.b.      Articles Supplementary(2)
1.c.      Articles Supplementary(3)
2.a.      By-Laws of the Fund(1)
2.b.      Amendment to By-Laws(2)
3.        Inapplicable
4.        Plan filed as appendix to proxy.
5.        Form of Certificate for Shares of Common Stock of the Fund(4)
6.a.      Investment Advisory Agreement between the Fund and Newbold's Asset Management,
          Inc.(5)
6.b.      Investment Advisory Agreement between the Fund and Providentmutual Investment
          Management Company(2)
6.c.      Investment Advisory Agreement between the Fund and Sentinel Advisors Company(10)
6.d.      Investment Advisory Agreement between the Fund and Providentmutual Investment
          Management Company (PIMC) with respect to International Portfolio(3)
6.e.      Investment Sub-Advisory Agreement between PIMC and The Boston Company Asset
          Management, Inc.(10)

6.f.      Amendment to Investment Advisory Agreement between the Fund and Sentinel Advisors
          Company(11)
6.g.      Amendment to Investment Advisory Agreement between the Fund and Sentinel Advisors
          Company(12)
6.h.      Investment Advisory Agreement between the Fund and Sentinel Advisors Company respecting the Growth Portfolio(13)
7.a.      Distribution Agreement between the Fund and PML Securities Company(6)
7.b.      Amendments to Distribution Agreement between the Fund and PML Securities Company(2)
7.c.      Amendment to Distribution Agreement between the Fund and PML Securities Company(3)
8.        Inapplicable
9.a.      Custodian Agreement between the Fund and Provident National Bank(7)
9.b.      Amendment to Custodian Agreement between the Fund and Provident National Bank(2)
9.c.      Amendment to Custodian Agreement between the Fund and Provident National Bank(3)
9.d.      Amendment to Custodian Agreement between the Fund and Provident National Bank(11)
10.       Inapplicable
11.       Opinion of Adam Scaramella, Esquire
12.       Opinion of Sutherland Asbill & Brennan LLP
13.a.     Agreement and Plan of Reorganization among PVLICO, Providentmutual Variable Life
          Growth Account, Providentmutual Variable Life Money Market Account, Providentmutual
          Variable Life Bond Account and the Fund(1)
13.b.     Reimbursement Agreement between Provident Mutual Life Insurance Company of
          Philadelphia and the Fund(3)
13.c.     Administration Agreement between the Fund and Provident Institutional Management
          Corporation(7)
13.d.     Amendment to Administration Agreement between the Fund and Provident Financial
          Processing Corporation (PFPC)(2)
13.e.     Amendment to Administration Agreement between the Fund and PFPC(2)
13.f.     Amendment to Administration Agreement between the Fund and PFPC(11)
13.g.     Transfer Agency Agreement between the Fund and PFPC, as amended(2)
13.h.     Amendment to Transfer Agency Agreement between the Fund and PFPC(11)
13.i.(1)  Participation Agreement among Market Street Fund, Inc. Provident Mutual Life
          Insurance Company and PML Securities Company(9)
13.i.(2)  Participation Agreement among Market Street Fund, Inc., Providentmutual Life and
          Annuity Company of America and PML Securities Company (8)
13.i.(3)  Participation Agreement among Market Street Fund, Inc., National Life Insurance
          Company and PML Securities Company(11)
14.a.     Consent of Sutherland, Asbill & Brennan LLP
14.b.     Consent of Coopers & Lybrand L.L.P.
15.       Inapplicable
16.       Inapplicable
17.       Registrant's currently effective declaration under Rule 24f-2.

---------------
 (1) Incorporated herein by reference to the initial Form N-1A Registration Statement of the Market Street Fund, Inc., File No. 2-98755, filed on July 1, 1985.
 (2) Incorporated herein by reference to Post-Effective Amendment No. 4 filed on March 2, 1989, File No. 2-98755.
 (3) Incorporated herein by reference to Post-Effective Amendment No. 7 filed on August 30, 1991, File No. 2-98755.
 (4) Incorporated herein by reference to Pre-Effective Amendment No. 2 filed on December 16, 1985, File No. 2-98755.
 (5) Incorporated herein by reference to Post-Effective Amendment No. 6 filed on May 1, 1991, File No. 2-98755.

 (6) Incorporated herein by reference to Pre-Effective Amendment No. 1 filed on November 19, 1985, File No. 2-98755.
 (7) Incorporated herein by reference to Post-Effective Amendment No. 1 filed on May 1, 1986, File No. 2-98755.
 (8) Incorporated herein by reference to Post-Effective Amendment No. 8 filed on May 1, 1992, File No. 2-98755.
 (9) Incorporated herein by reference to Post-Effective Amendment No. 8 to Form S-6 Registration Statement filed on May 1, 1992, File No. 33-2625.
(10) Incorporated herein by reference to Post-Effective Amendment No. 11 filed on April 28, 1995, File No. 2-98755.
(11) Incorporated herein by reference to Post-Effective Amendment No. 13 filed on February 28, 1996, File No. 2-98755.
(12) Incorporated herein by reference to Post-Effective Amendment No. 14 filed on March 19, 1996, File No. 2-98755.
(13) Incorporated herein by reference to Post-Effective Amendment No. 16 filed on April 30, 1997, File No. 2-98755.

     ITEM 17. Undertakings

     (1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED ON BEHALF OF THE REGISTRANT BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BERWYN, COMMONWEALTH OF PENNSYLVANIA ON THIS 24TH DAY OF SEPTEMBER 1997.

                                          MARKET STREET FUND, INC.

                                          BY:        /S/ STANLEY R. REBER

                                          --------------------------------------
                                                      STANLEY R. REBER
                                                         PRESIDENT

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                  SIGNATURE                                TITLE                    DATE
---------------------------------------------  ------------------------------------------------
            /s/ STANLEY R. REBER               Chairman and President        September 24, 1997
---------------------------------------------    (Principal Executive
              STANLEY R. REBER                   Officer)

              /s/ ROSANNE GATTA                Treasurer and Comptroller     September 24, 1997
---------------------------------------------    (Principal Financial and
                ROSANNE GATTA                    Accounting Officer)

                /s/ ALAN GART                  Director                      September 23, 1997
---------------------------------------------
                  ALAN GART

           /s/ A. GILBERT HEEBNER              Director                      September 24, 1997
---------------------------------------------
             A. GILBERT HEEBNER

                                 EXHIBIT INDEX

11.      Opinion of Adam Scaramella, Esquire
12.      Form of Opinion of Sutherland, Asbill & Brennan LLP
14.a.    Consent of Sutherland, Asbill & Brennan LLP
14.b.    Consent of Coopers & Lybrand L.L.P.
17.      Registrant's currently effective declaration under Rule 24f-2.